UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
ITC^DeltaCom, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
45031T 10 4

(CUSIP Number)
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 1, 2010

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the following pages)

SCHEDULE 13D

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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (1) (IRS ID # 95-4759860)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		12,634,284 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,634,284 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,634,284 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1%(2)

14	TYPE OF REPORTING PERSON*

IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Continuation Partners, LP, a Delaware limited partnership (“SVCP”), Special Value Absolute Return Fund, LLC, a Delaware limited liability company (“SVAR”), and Tennenbaum Opportunities Partners V, LP, a Delaware limited partnership (“TOP V”), which are the registered holders of the shares of Common Stock of ITC^Deltacom, Inc. beneficially owned by Tennenbaum Capital Partners, LLC.

(2)	Based on 83,657,606 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of August 9, 2010, as reported by ITC^Deltacom, Inc. in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No.	45031T 10 4	Page	3	of	6
          This Amendment No. 6 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2007, as amended by Amendment No. 1 thereto filed with the Commission on June 15, 2007, Amendment No. 2 thereto filed with the Commission on August 7, 2007, Amendment No. 3 thereto filed with the Commission on October 2, 2007, Amendment No. 4 thereto filed with the Commission on December 24, 2008 and Amendment No. 5 thereto filed with the Commission on April 16, 2010 (together, the “Schedule 13D”), relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of ITC^Deltacom, Inc., a Delaware corporation (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.
Item 4. Purpose of Transaction.
          The information in Item 4 is hereby amended and supplemented as follows:
          On October 1, 2010, the Issuer entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with EarthLink, Inc., a Delaware corporation (“EarthLink”), and Egypt Merger Corp., a Delaware corporation and wholly-owned subsidiary of EarthLink, pursuant to which EarthLink agreed to acquire the Issuer in an all-cash transaction for $3.00 per share.
          The Merger Agreement provides for EarthLink’s acquisition of the Issuer by means of a merger (the “Merger”) of Egypt Merger Corp. with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of EarthLink. The Merger Agreement contains customary representations, warranties, covenants and conditions.
          The Issuer has outstanding $325 million aggregate principal amount of 10.5% senior secured notes due 2016 (the “Notes”). Investment funds managed by the Reporting Person own $50 million of the Notes. Under the related indenture, following the consummation of the Merger, the Issuer will be required to offer to repurchase any or all of the Notes at 101% of their principal amount. To the extent the Notes are not repurchased or repaid, the Notes would remain outstanding as obligations of the Issuer and its subsidiaries following the Merger.
          The Merger will be completed upon the satisfaction of certain closing conditions, including, without limitation, receipt of required regulatory approvals from the U.S. Federal Communications Commission and certain public utilities commissions and expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Subject to the fulfillment of these closing conditions, the transaction is expected to close in the fourth quarter of 2010 or the first quarter of 2011.
          EarthLink also entered into a Written Consent and Voting Agreement, dated as of October 1, 2010 (the “Written Consent and Voting Agreement”), with investment funds managed by the Reporting Person and Welsh, Carson, Anderson & Stowe (collectively, the “Principal Stockholders”), who in the aggregate own approximately 62% of the Issuer’s outstanding shares of Common Stock. Pursuant to the Written Consent and Voting Agreement, the Principal Stockholders executed and delivered an irrevocable written consent (subject to certain conditions) adopting the Merger Agreement shortly after the Merger Agreement was executed. As a result, no further stockholder action will be required to adopt the Merger Agreement or approve the Merger.
Item 5. Interest in Securities of the Issuer.
          The information in Item 5 is hereby amended and restated as follows:

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          (a)-(b) The shares of Common Stock identified in Item 1 constitute approximately 15.1% of the outstanding shares of Common Stock of the Issuer, based on 83,657,606 shares of Common Stock outstanding as of August 9, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the Commission on August 16, 2010. TCP has sole voting and dispositive power over the shares.
          (c) There have been no purchases or sales of shares of Common Stock within the last 60 days.
          (d)-(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          The information in Item 6 is hereby amended and supplemented as follows:
          On October 1, 2010, as a condition to EarthLink entering into the Merger Agreement, the Principal Stockholders (including investment funds managed by the Reporting Person) entered into the Written Consent and Voting Agreement. Pursuant to the Written Consent and Voting Agreement, the Principal Stockholders executed and delivered an irrevocable written consent (subject to certain conditions) adopting the Merger Agreement shortly after the Merger Agreement was executed. In addition, under the Written Consent and Voting Agreement, the Principal Stockholders agreed:
•	to appear at any meeting of stockholders of the Issuer or otherwise cause their shares of Common Stock to be counted as present thereat for purposes of calculating a quorum;

•	to vote their shares of Common Stock in favor of the adoption of the Merger Agreement and approval of the Merger and against any alternative takeover proposal;

•	to waive any appraisal or similar rights in connection with the Merger; and

•	not to transfer any shares of Common Stock, subject to limited exceptions.
          The Written Consent and Voting Agreement also prohibits the Principal Stockholders from soliciting, initiating or participating in any discussions or negotiations regarding an alternative takeover proposal, provided that the Principal Stockholders may participate in discussions or negotiations with a third party if the Issuer is permitted to do so under the Merger Agreement.
          The Written Consent and Voting Agreement will terminate upon the earliest to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms and (c) the making of any waiver, amendment or other modification of the Merger Agreement without the written consent of the Principal Stockholders that reduces the amount, changes the form or imposes any material restrictions or conditions on the receipt of consideration payable in respect of shares of Common Stock in the Merger or is otherwise adverse to the holders of Common Stock.
          The foregoing description of the Merger Agreement and the Written Consent and Voting Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement and the Written Consent and Voting Agreement, which are filed as Exhibits 2.1 and 10.1, respectively, to the Issuer’s Current Report on Form 8-K filed with the Commission on October 1, 2010 and incorporated herein by reference.

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Item 7. Material to be Filed as Exhibits.
          The information in Item 7 is hereby amended and supplemented as follows:

Exhibit 1	Agreement and Plan of Merger, dated as of October 1, 2010, by and among EarthLink, Egypt Merger Corp. and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 1, 2010).

Exhibit 2	Written Consent and Voting Agreement, dated as of October 1, 2010 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 1, 2010).

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SIGNATURE
          After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2010	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company
	By:	/s/ Elizabeth Greenwood
Elizabeth Greenwood
General Counsel & Chief Compliance Officer